Exhibit 12
NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Computation of Ratio of Earnings to Fixed Charges

For the years ended May 31, 2013, 2012, 2011, 2010 and 2009

(dollar amounts in thousands)	2013	2012	2011	2010	2009
Earnings:
Income (loss)	$358,087	$(148,797)	$151,215	$110,547	$(73,770)
Add: Fixed charges	692,025	761,849	841,288	912,227	935,194
Less: Interest capitalized	-	(71)	(208)	(116)	(173)
Income available for fixed charges	$1,050,112	$612,981	$992,295	$1,022,658	$861,251
Fixed charges:
Interest on all debt (including amortization
of discount and issuance costs)	$692,025	$761,778	$841,080	$912,111	$935,021
Interest capitalized	-	71	208	116	173
Total fixed charges	$692,025	$761,849	$841,288	$912,227	$935,194

Ratio of earnings to fixed charges	1.52	-	1.18	1.12	-

For the years ended May 31, 2012 and 2009, earnings were insufficient to cover fixed charges by $149 million and $74 million, respectively.